EXHIBIT 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact:    Alison Tavik
   410-768-8857 (office)
   410-608-5581 (cell)
                   adtavik@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

Highlights
•	8.80% increase in year to date net loans
•	3.75% increase in year to date deposits
•	1.86% increase in year to date total interest income
•	New branch attracts $3 million in deposits and $2.9 million in loans

GLEN BURNIE, MD (October 28, 2005) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized net income of $742,000 (-3.51%) or $.37 (-2.64%) basic earnings per share in the quarter ended September 30, 2005 compared to $769,000 or $.38 basic earnings per share for the same three-month period in 2004. Year to date net income for the nine months ended September 30, 2005 was $2,104,000 (-5.05%) or $1.03 (-5.51%) basic earnings per share as compared to $2,216,000 or $1.09 basic earnings per share for the same period in 2004.

“We made a strategic decision to expand our branch network,” commented Michael G. Livingston, Executive Vice President and Chief Operating Officer. “We continue to be affected by the typical operating expenses associated with expansion.”

The new full service-office, located in the redeveloped Burwood Village on Baltimore-Annapolis Boulevard continues to grow and currently has $3 million in deposits and $2.9 million in loans outstanding since opening in January.

The company also reported that year to date net loans increased 8.80% to $198,341,000 and year to date deposits increased 3.75% to $271,483,000 since December 31, 2004.

Total interest income for the quarter ended September 30, 2005 was $4,094,000 (+0.72%) as compared to $4,065,000 for the same period in 2004. Year to date total interest income was $11,971,000 (+1.86%) as compared to $11,753,000 in 2004. For the three month period ending September 30, 2005, net interest income was $3,014,000 (-3.92%) as compared to $3,137,000 for the same period in 2004. Year to date net interest income was $8,972,000 (-0.34%) as compared to $9,002,000 in 2004. Retained earnings increased to $13,101,000 (11.27%) for the quarter as compared to $11,774,000 in 2004.

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Glen Burnie Bancorp - Page 2
October 28, 2005

“We are continuing to deliver stockholder value,” said President & Chief Executive Officer F. William Kuethe, Jr. “The third quarter dividend paid to stockholders represented a 16.67% increase [from the second quarter of 2005] and marked Glen Burnie Bancorp’s 52nd consecutive dividend.”

For the quarter ended September 30, 2005, total stockholders’ equity increased to $26,617,000 (+3.40%) and total liabilities and stockholders’ equity rose to $318,624,000 (+5.40%). On October 7, 2005, Glen Burnie Bancorp paid a dividend of 14 cents ($.14) per share of common stock to shareholders of record at the close of business on September 23, 2005.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, (www.thebankofglenburnie.com) maintains assets totaling approximately $318 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheet
(dollars in thousands, except per share amounts)

	(unaudited)
	September 30, 2005	December 31, 2004
Assets

Cash and due from banks	$10,397	$9,767
Interest bearing deposits	26	66
Federal funds sold	3,424	1,541
Investment securities	92,567	94,906
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	198,341	182,291
Premises and equipment at cost, net of accumulated depreciation	3,958	4,031
Other real estate owned	50	50
Other assets	9,706	9,505
Total assets	$318,624	$302,312

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$271,483	$261,674
Short-term borrowings	6,772	542
Long-term borrowings	7,178	7,200
Guaranteed preferred beneficial interests in Glen Burnie
Bancorp junior subordinated debentures	5,155	5,155
Other liabilities	1,419	1,997
Total liabilities	$292,007	$276,568

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding September 30, 2005 2,049,721;
December 31, 2004 2,041,033 shares	$2,050	$2,041
Surplus	11,347	11,169
Retained earnings	13,101	11,774
Accumulated other comprehensive income, net of tax	119	760

Total stockholders' equity	$26,617	$25,744

Total liabilities and stockholders' equity	$318,624	$302,312

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Interest income on
Loans, including fees	$2,993	$2,922	$8,604	$8,372
U.S. Treasury and U.S. Government agency securities	600	593	1,797	1,683
State and municipal securities	353	441	1,147	1,357
Other	148	109	423	341
Total interest income	4,094	4,065	11,971	11,753

Interest expense on
Deposits	808	655	2,222	1,963
Junior subordinated debentures	137	137	410	410
Long-term borrowings	107	108	321	323
Short-term borrowings	28	28	46	55
Total interest expense	1,080	928	2,999	2,751

Net interest income	3,014	3,137	8,972	9,002

Provision for credit losses	(50)	140	(50)	340

Net interest income after provision for credit losses	3,064	2,997	9,022	8,662

Other income
Service charges on deposit accounts	224	264	642	780
Other fees and commissions	244	189	682	521
Other non-interest income	4	1	28	5
Income on life insurance	53	53	155	155
Gains on investment securities	26	41	74	310
Total other income	551	548	1,581	1,771

Other expenses
Salaries and employee benefits	1,613	1,604	4,766	4,635
Occupancy	222	157	601	496
Other expenses	845	811	2,640	2,534
Total other expenses	2,680	2,572	8,007	7,665

Income before income taxes	935	973	2,596	2,768

Income tax expense (benefit)	193	204	492	552

Net income	$742	$769	$2,104	$2,216

Net income per share of common stock	$0.37	$0.38	$1.03	$1.09

Weighted-average shares of common stock outstanding	2,046,847	2,032,801	2,043,938	2,030,300